N-SAR Period Ending 5/31/09 Sub-Item 77H: Changes in control of Registrant

Acquiring control of T. Rowe Price Institutional Core Plus Fund

As of November 30, 2008, The Church Foundation (“Shareholder”) owned less than 25% of the outstanding shares of the T. Rowe Price Institutional Core Plus Fund (“Fund”). As of May 31, 2009, Shareholder owned 2,394,786.903 shares of the Fund, which represented 26.88% of the outstanding shares of the Fund. Accordingly, the Shareholder may be presumed to be a controlling person of the Fund.